UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30554 / June 11, 2013

_____

In the Matter of   :
                                                                                    :
Financial Investors Trust   :
1290 Broadway   :
Suite 1100   :
Denver, CO 80203   :
                                                                                    :
Hanson McClain Strategic Advisors, Inc.   :
3620 Fair Oaks Boulevard   :
Suite 300   :
Sacramento, CA 95684   :
                                                                                    :
(812-14098)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE
12d1-2(a) UNDER THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT
GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

Financial Investors Trust and Hanson McClain Strategic Advisors, Inc. filed an application
on November 27, 2012, and an amendment to the application on March 28, 2013
requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the
"Act") granting an exemption from sections 12(d)(1)(A) and (B) of the Act, under section
6(c) of the Act for an exemption from rule 12d1-2(a) under the Act, and under sections
6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act.
The order would (a) permit certain registered open-end management investment companies
that operate as "funds of funds" to acquire shares of certain registered open-end
management investment companies and unit investment trusts that are within and outside
the same group of investment companies as the acquiring investment companies, and (b)
permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial
instruments.

On May 15, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30521). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a

hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by Financial Investors Trust and Hanson McClain Strategic Advisors, Inc. (File No. 812-14098) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary